Back to Schedule TO
Exhibit (a)(1)(H)

TO:	Employees Participating in the WellCare Stock Option Exchange Program
FROM:	Michael Haber, Associate General Counsel
RE:	Confirmation of Participation in the WellCare Stock Option Exchange Program
DATE:	[Month, Day], 2009

    Thank you for participating in the WellCare Stock Option Exchange Program.  Your election choice was received in good order.  The options that you elected to exchange have been accepted for exchange and your new restricted stock units have been granted.  You will soon be able to view your new restricted stock units grants and the terms of the RSU Agreement on the Smith Barney’s website at https://www.benefitaccess.com.  If you have any questions please call BNY Mellon Shareowner Services at 1-866-271-9604.